UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A03/sc/atl

25 January 2007

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

07021109

SUPPL

Dear Sir

UOB SIGNS SUBSCRIPTION AGREEMENT WITH THE SOUTHERN COMMERCIAL JOINT STOCK BANK

We enclose a copy of our announcement dated 25 January 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
FEB 2 0 2007
THOMSON
FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

UOB Signs Subscription Agreement With The Southern Commercial Joint Stock Bank

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Singapore, 25 January 2007 – United Overseas Bank Limited ("UOB" or "the Bank") is pleased to announce that the Bank has, today, entered into a Subscription Agreement with The Southern Commercial Joint Stock Bank ("Southern Bank") to take an initial 10% stake in the Vietnamese bank. The price for the new shares is VND480,000,000,000 (approximately S$46 million)[1] and the completion of the subscription is subject to satisfactory due diligence and regulatory approvals.

The Subscription Agreement also provides for UOB to increase its shareholding in Southern Bank to the extent allowed by law. Currently, Vietnamese law allows a single foreign shareholder to own up to 10% of a joint stock commercial bank, but this cap is expected to be increased to 20% in the near future. In the event that Vietnamese law allows UOB to raise its shareholding in Southern Bank to 20% of the enlarged issued share capital, the subscription price for the additional new shares will be VND462,275,970,000 (approximately S$44 million)[1].

The price for the new shares, which will be paid for in cash, was arrived at taking into account, inter alia, the issued capital of Southern Bank. The investment in Southern Bank is not expected to have a material impact on earnings or the net tangible assets of UOB for the current financial year. UOB intends to fund the investment with internal resources. As at 30 November 2006, the unaudited net tangible assets of Southern Bank was VND1,648,739,000,000 (approximately S$158 million)[1] and the issued capital was VND1,290,789,000,000 (approximately S$124 million)[1]. Southern Bank shares are not listed.

This investment in Southern Bank is in line with UOB's mission to build a premier bank in the Asia-Pacific region. With its recent accession to the World Trade Organisation, Vietnam is primed for growth. Southern Bank, being a top two joint stock bank in terms of registered capital and top 10 in terms of assets in Vietnam, would be able to take advantage of the growth. As a strategic shareholder in Southern Bank, UOB will provide technical support and assistance to Southern Bank.

Mr Wee Cho Yaw, UOB Chairman and CEO, said, "UOB was the first Singapore bank to establish a branch in Vietnam in 1995. Vietnam has enjoyed tremendous growth since then, and we intend to play a more active role in the growing economy."

END